Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

The Following Media Release Was Issued at 2:00 pm Today

Highlights of Both the AG and DOER Agreements Include the Following:

The proposed merger between NSTAR and NU would be approved by the MDPU.

•    Merger will create a stronger, more efficient company that will provide a number of benefits for customers that would not otherwise be possible.

•    Merger would create a Fortune 300 company headquartered in New England, with close ties to local communities.

•    All existing labor agreements will be honored, no broad-based employee layoffs.

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NSTAR and Northeast Utilities Reach Comprehensive Merger Related Agreements with Massachusetts DOER and Massachusetts Attorney General

Utilities agree to rate credit for customers, four-year rate freeze and enhanced environmental commitments

NSTAR (NYSE: NST) and Northeast Utilities (NYSE: NU) have reached separate, comprehensive merger-related agreements with both the Massachusetts Department of Energy Resources (DOER) and the Massachusetts Attorney General (AG) that will guarantee substantial customer and environmental benefits, while allowing the utilities’ merger to proceed. The settlement agreements both call for a one-time $21 million rate credit to be directed to customers of NSTAR Electric, NSTAR Gas and Western Massachusetts Electric Company (WMECo). Base distribution rates for the utilities would then be frozen until 2016. In addition, under the agreement with the DOER, the utilities pledge further environmental commitments to solar, wind, hydro, energy efficiency and electric vehicle development, including a memorandum of understanding to purchase clean power from Cape Wind, the nation’s first off-shore, large-scale wind farm.

“Today’s announcement is the result of a year-long effort by the state agencies and the companies to reach agreements that appropriately balance all of the interests affected by the merger,” said Tom May, NSTAR Chairman, President and CEO. “Benefits for Massachusetts customers are both immediate, in the form of a rate credit plus a four-year distribution rate freeze, and longer-term, with NSTAR’s purchase of clean power from Cape Wind, which together with our existing wind contracts will help meet the state’s clean energy targets. We recognize that the climate change goals set forth by Governor Patrick’s Green Communities Act will require aggressive action and we think the best way to meet those requirements is through a diversified portfolio of renewable resources.”

“The merger will benefit all of our customers by creating a stronger company that stays headquartered in New England and is expected to provide higher service levels and lower costs over the long term,” noted Charles W. Shivery, NU Chairman, President and CEO. “This merger continues to be the right decision for customers, employees and shareholders now and into the future.”

The agreements must be approved by the MDPU. The parties have requested an approval date of April 4, 2012.

Highlights of Both the AG and DOER Agreements Include the Following: (continued)

Massachusetts customers will benefit from an immediate $21 million rate credit and a base distribution rate freeze beginning when the merger closes and lasting until 2016.

•	Customers of NSTAR Electric, NSTAR Gas and WMECo will receive an immediate, one-time rate credit.

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NSTAR Electric, NSTAR Gas and WMECo agree that they will freeze base distribution rates at current levels until 2016, thus guaranteeing that customers will see no base distribution rate increase during the term of the agreements.

In addition, the settlement agreement between the DOER and the utilities includes the following environmental provisions:

Massachusetts’ climate goals will be substantially advanced.

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Wind: NSTAR will enter into a 15-year contract to buy 129 megawatts of offshore wind power from Cape Wind. This contract will complement NSTAR’s existing contracts for 109 megawatts of onshore wind and will help Massachusetts meet its clean energy goals.

•	Solar: NSTAR will issue an RFP to enter into long-term contracts for 10 megawatts of solar power.

•	Energy Efficiency: NSTAR and WMECo will commit to reducing electric use 2.5% annually beginning in 2013 through the remaining term of the agreement by increasing energy efficiency measures.

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Electric Vehicles: NSTAR will put in place an electric vehicle pilot program in Massachusetts, building on work already done by Northeast Utilities. The pilot will be designed to help NSTAR understand the infrastructure requirements needed for a substantial increase in the use of carbon-free electric vehicles.

In Other News, Connecticut Hearings Underway

The Connecticut Public Utilities Regulatory Authority (PURA) began hearings yesterday which address all aspects of the merger. Hearings will continue through the end of February; PURA’s schedule indicates it will release a draft decision on March 26 and a final decision by April 2. Post-close officers David McHale (NU) and Jim Judge (NSTAR) are serving as joint witnesses in the proceeding. Their role is to provide PURA with key information it has requested, giving context to the scope of the NU-NSTAR merger proposal and its many benefits for customers, employees, shareholders and the communities we serve.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly over the next several months as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”